File No. 811-3394

United States

Securities and Exchange Commission

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM N-8A

AMENDED NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it expressly adopts as its own the registration of its predecessor, Medallion Funding Corp., under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection therewith submits the following information:

Name: Medallion Funding LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

437 Madison Ave

38th Floor

New York, NY 10022

Telephone Number (including area code):

(212) 328-2100

Name and address of agent for service of process:

Corporation Service Company

80 State Street

Albany, NY 10048

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 currently with the filing of Form N-8A:    YES  ☒*    NO  ☐

*	Previously filed.

Pursuant to an order by the Securities and Exchange Commission (Medallion Funding Corp., Investment Company Act Release No. 16296 (March 1, 1988)), reports of the Registrant are filed on a consolidated basis by its parent company, Medallion Financial Corp. (file no. 814-00188).

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this amended notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 26th day of February, 2010.

MEDALLION FUNDING LLC

Signature:	/S/ ALVIN MURSTEIN
(Name of registrant)

BY:	ALVIN MURSTEIN
(Name of officer signing on behalf of registrant)

Attest:	/S/ MARIE RUSSO
(Name)

Senior Vice President & Secretary
(Title)

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